FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

      Press release

8 October 2008

ABBEY WELCOMES HM TREASURY’S ANNOUNCEMENT

Abbey welcomes the initiative. It is another important step in bringing greater stability to the UK banking sector.

Abbey has no plans to utilise the recapitalisation scheme with Government funds. Abbey is well-capitalised with a strong Tier 1 ratio and we will continue to comply with any additional capital requirements through internal capital generation sources.

Abbey has further strengthened its liquidity position following the recent acquisition of Bradford & Bingley’s deposit base, which makes Abbey the third largest provider of deposits in the UK.

Abbey continues to benefit from the strength of our parent company, Santander, and remains focussed on its UK growth strategy.

- Ends -

Media Enquiries:
Matt Young, Abbey Media Relations	Tel: 020 7756 4190
Anthony Frost, Abbey Media Relations	Tel: 020 7756 5632
Charles Ansdell, Abbey Media Relations	Tel: 020 7756 4212

Media Relations Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 8 October 2008	By / s / Jessica Petrie
(Authorised Signatory)